Exhibit 99.1

GERDAU DAY NYSE June, 2015

Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter Chief Executive Officer Andre Pires de Oliveira Dias Chief Financial Officer Speakers: 2

Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter Chief Executive Officer Andre Pires de Oliveira Dias Chief Financial Officer Speakers: 3

Worldsteel projections revised downward Apparent steel use million tonnes growth rates Source: worldsteel – SRO April 2015. 4 2014 2015 (f) 2016 (f) 15/14 16/15 European Union (28) 146.8 149.9 154.1 2.1% 2.8% NAFTA 144.6 143.3 145.1 -0.9% 1.3% Central & South America 48.1 46.5 48.1 -3.3% 3.4% Asia & Oceania 1,015.6 1,021.5 1,030.4 0.6% 0.9% China 710.8 707.2 703.7 -0.5% -0.5% Others 182.2 183.2 187.8 0.5% 2.5%

Excess capacity grew, stabilizing although it seems to be Capacity vs. Apparent Steel Use Source: worldsteel. *forecast 5 World steel capacity utilization rate 89.4% 81.6% 70.8% 77.2% 79.3% 77.9% 77.3% 75.5% 71.8%

Global overcapacity continues to affect industry profitability niinPiatts World Steel Price (Base 100; 100 =Jan/2000) Daily Average Output (world) 300 4.500 4.000 270 3.500 Cl) u ·;:: c.. 3.000 240 ,e-n Q) -E Cl) 2.500 ;: 0 0 2.000 p 210 a:l a:l en 1.500 ! c"..' 1.000 180 500 0 2013 2014 2015 2010 Source: worldsteel; SBB World SteelPrice (Jan 2000 = 100). IIGERDAU 6 2011 2012 2009

China: production level levels are stabilizing at a high  Finished Steel Exports Jan-Apr.15: 34.3 million tonnes, growth of 32.7%*.  Finished Steel Imports Jan-Apr.15: 4.4 million tonnes, decrease of 9.5%*.  Steel Production Jan-Apr.15: 200 million tonnes, 0.3%* lower. Crude Steel Production (million tonnes) 12% 11% 12% 12% 70 70 70 69 69 69 69 69 69 68 68 68 68 10% China % over the same period of last year Source: worldsteel e Platts. * In relation to the same period last year. 7 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 66 66 1607% 65 65 66 65 65 62 8% 8% 61 62 62 6% 5% 3% 0% 6% 10% 64 9% 7% 4% 5% 7% 63 5% 4% 0% 0% -1% 62 4% 4% 4% 0%

Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter CEO Andre Pires de Oliveira Dias CFO and IR Director Speakers: 8

Steel industry faces challenges in 2015 Main initiatives: Current challenges are transforming Gerdau 3 9 Modernizing the culture, structure and leadership4 Costs and SG&A reduction Asset optimization and divestment of non-core assets2 CAPEX discipline1

Continuing to expenditures be selective in capital CAPEX disbursement (US$ million) 2008 2009 2010 2011 2012 2013 2014 2015e Expected approval for 2015: US$ 381 million e: expected. * Refers to 1Q2015 10 1,605 1,400 1,202 1,159 960 700 735 671 209* 1

Adjusting Gerdau’s operations business to ensure the sustainability of the Operating asset optimization: Colombia: 300 kt (crude), 186 kt (rolled) and closing of Operating assets optimization: Água Funda (SP): 104 kt (rolled); Guaíra (PR): 541kt (crude), 166kt (rolled); Usiba (BA): 495kt (crude). Sale of 50% stake in Gallatin: US$ 385 million 4 fabshops. Sale of Forjanor: US$ 28 million Sales of real state and property Operating asset optimization: Mexico: 150kt* (crude) Merger with Sale of a railway in US: US$ 12.4 million Operating asset optimization: Mogi das Cruzes: 375 kt (crude) Metaldom – Dominican Republic Pinda: 200 kt (crude), 500 kt (rolled). Operating asset optimization: Sorocaba: 23kt (rolled) Total crude steel: 1.911 kt Total rolled steel: 979 kt * Refers to a joint venture in Mexico (Corsa), capacity is not included in Gerdau’s total capacity. 11 2

Delivering reduction on costs and SG&A SG&A (US$ million) 1,620 1,209 1,158 2008 2009 2010 2011 2012 2013 2014 2015 (f) SG&A (US$) 1st Quarter SG&A / Net Sales (%) 12 7.1% 1,434 1,340 6.8% 1,264 1,072 7.5% 6.5% 6.6% 6.4% 892 8.1% -23% 299 229 3

Management Systems Evolution EBITDA Deployment Innovation Management – Knowledge: Definition of the Innovation management model Definition of GAPS for all processes FA Module Certif. Integrada Cearense GMR Basis Integration Knowledge Managemen t (KM) Innovation management – Practice: Innovation Pilots Projects Software Safety in Action GSPs (problem solution groups) GPP Process Management Evolution of Working Cells Self - Management Integrated Policy EMS Environmental Management System PNQ Riograndense PIP PNQ Piratini 1st Gerdau QIS Contest Working Cells Suggestions Program Strategic Map Technical Assistance with Badische Business Cells Rec. of Work Groups Standardization Training in Quality Seminar with Falconi QCCs Technical assistance with Japan 1980 1981 1984 1988 1989 1990 1993 1995 1996 1997 1998 1999 2000 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 13 4

Modernizing the culture, structure and leadership

4


GERDAU
You.
The difference to transform Gerdau.

2022 < *Openness / Simplicity and Austerity / Leaders Develop Leaders / Empowerment with Accountability* >

14

Innovative customers initiatives to enhance the preference of our Wide range Fabricated of products Billets, blooms & slabs steel Merchant bars SBQ Ready-to-use Iron Ore Wire-rod Rebars Nails Heavy HRC Wires products structural shapes  Housing  Infrastructure  Industry and commercial buildings  Agricultural  Exports of slabs, blooms and billets 32% of Net Sales 49% of EBITDA  Raw material for the steel industry – focus on self sufficiency.  Infrastructure  Housing  Automotive  Non-residential  Infrastructure  Shipbuilding  Industrial  Industry and commercial buildings  Energy 33% of Net Sales 21% of EBITDA 13% of Net Sales 9% of EBITDA 20% of Net Sales 20% of EBITDA 2% of Net Sales 1% of EBITDA Note: Net Sales and EBITDA LTM as of march, 31. 15 Iron Ore Latin America Special Steel North America Brazil

Global player with dominant regional presence



CANADA
UNITED STATES
MEXICO
GUATEMALA
HONDURAS
DOMINICAN REPUBLIC
VENEZUELA
COLOMBIA
PERU
BOLIVIA
CHILE
BRAZIL
URUGUAY
ARGENTINA
SPAIN
INDIA

- 54 Steel mills
- 148 Downstream operations
- 4 Iron ore extraction areas
- 70 Scrap collection and processing facilities*
- 4 Power plants
- 158 Retail facilities
- 3 Private port terminals

Gerdau Headquarters

Countries in which Gerdau has affiliated companies or joint ventures:Guatemala, Mexico, and the Dominican Republic

* Scrap collection and processing units, solid pig iron production facilities, and coal plants.

16

GERDAU

Vertically integrated operations – flexible production base



Upstream

- Relevant level of direct purchase and captive scrap (50%).
- 6.3 billion tonnes of iron ore resources:
  - Self-sufficiency at Ouro Branco mill.
- Coke unit and coking coal mine in Colombia.
- Partial level of energy self generation:
  - 40% in Brazil (3 HPPs and thermal power generation in Ouro Branco).



Steel

- Focus of Gerdau's operations.
- Low cost structure.
- Mini-mills and integrated mills key to low cost strategy.
- Flexible cost structure:
  - 25% fixed costs
- Latest generation technology



Downstream

- Reinforcing steel fabrication facilities (Fab Shops).
- Drawn products.
- Multi-product distribution network.
- Tailor-made added-value approach:
  - ~40% of sales to civil construction.

17

GERDAU

Latest generation technology – investments in Mexico  Construction of a new mill to produce structural shapes, in partnership with Gerdau Corsa (joint venture).  Annual installed capacity of 1 million tonnes of crude steel and 700k tonnes of rolled steel.  Hot testingin the melt shop started in the end of 2014 and the rollingmilstartedoperatingon May 2015. Project will meet demand from the  constructionand manufacturing industries in Mexico and other NAFTA countries. Construction of the new plant in Ciudad Sahagún in the state of Hidalgo. 18

Latest generation technology – special steel rolling mil in Monroe New rolling mil with annual capacity of 300k tonnes started operations at the end of 2014.   New reheating furnace, 1st quarter of 2015. that will increase productivity at the mil, begun operations in the Reheating furnace. Cooling bed. 19

Latest Timeline generation technology - flat products project Civil Works for plate rolling mill completed  Plate Machinery Installation complete  Capacity: 1,100 mt  Start of Plate rolling mill  Capacity: 800 kt  Start of HRC rolling mill 20

Iron ore project – focus on self sufficiency  Self sufficiency brings cost benefits for the Ouro Branco mill:  Annual iron ore need: 6.5 MMt*.   Capacity expansion project on hold. No long-term commitment (volumes and logistics). CAPEX (US$ million) CAPACITY (million t) 11.5 116 81 83 Plants from partners 68 59 OTP I 37 OTP II 27 23 Total: US$ 503 5 5 20062007 20082009 2010 201120122013 2014 2015 Capacity CAPEX + Mine Acquisition: US$ 45/t * Considering 90% capacity utilization. 21 4.4 1.5 5.6

Ensuring the safety of employees and service providers is a top priority for Gerdau Accident frequency rate1 2011 2012 2013 2014 YTD 2015 1-Lost-time accident (LTA) frequency rates per million hours worked, including employees and service providers. The data also includes restricted work and change of function (OSHA recordable treated as LT accidents). 22 1.59 1.11 1.09 1.06 0.89 Gerdau received for the fifth time the Safety and Health Excellence Recognition Award given annually by the World Steel Association in recognition of successful programs in the area occupational safety.

World Safety Day  Gerdau leadership and employees dedicated their day to promote safety in our locations.  Checklists of critical risks: in the days following the World Safety Day, leaders went to the shop floor evaluate critical risks, give feedback and talk about safety with our employees. Safety, a commitment to life. 23

Corporate Governance

Century-old values guide the search for greater efficiency and business competitiveness.

➢ Renovation of the Corporate Governance structure, representing another phase in the Gerdau Johannpeter family succession process.

Re-elected Members

André B. Gerdau Johannpeter	MG Chairman
Claudio Gerdau Johannpeter	GSA Chairman
Affonso Celso Pastore	
Oscar de Paula Bernardes	

New Members

Guilherme C. Gerdau Johannpeter
Richard C. Gerdau Johannpeter
Expedito Luz

Advisory Board

Jorge Johannpeter
Germano Johannpeter
Klaus Johannpeter
Frederico Johannpeter

Best Practices

- Independent Board Members
- Sarbanes Oxley Compliant
- Tag Along (100% common and preferred share)
- Bylaw minimum dividend: 30% of adjusted net income
- Bovespa's level 1 corporate governance listing
- New York Stock Exchange
- LATIBEX – Madri

MG: Metalúrgica Gerdau S.A.
GSA: Gerdau S.A.

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Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter Chief Executive Officer Andre Pires de Oliveira Dias Chief Financial Officer Speakers: 25

North America Business Operation  Annualmanufacturing capacity of over 9.1million metrictonsof finished steel products in North America.  Employs approximately 9,200 people in the United States and Canada at locations – mills, reinforcing steel fabrication and placement, metallics materials. over and 104 raw  2014 revenue of Gerdau Long Steel North America was US$ 6.2 billion.  We operate in 29 U.S. states and 2 Canadian provinces. 149.4 4Q14* EBITDA Margin 1Q14 2Q14 3Q14 1Q15 EBITDA (US$ million) * EBITDA adjusted by gains in joint venture operations. 26 126.0 9.1% 83.779.0 30.1 7.8% 5.7% 6.2% 2.1%

North America key differentiators   Minimill technology in all locations – no blast furnaces in North America. Vertical integration across the value stream – metallics, mills, downstream:  Provides some commercial defense from imported rebar. Coast to Coast coverage in the USA for key products:  Products can be produced in multiple mills – provides customers with a reliable supply chain. Assets are operated as one network of mills – customer places an order, it is fulfilled within the network balancing the customer’s requirements with the lowest total delivered cost to fulfill.   27

North America Business Operation - Product Mix Rebar 31%  Offers a diverse and balanced product mix of merchant bar quality (MBQ), special bar Wire Rod 7% Rebar 17% Structural 25% Fabricated 14% quality (SBQ), rebar and wire rod. Merchants/SBQ 36% 28 Structural Wire Rod Fabricated Rebar MBQ/SBQ

North America Business Operation - Principal locations 62 Reinforcing Steel Locations 16 Steel Mills 23 Recycling Locations 29 Serve customers throughout the United States and Canada

Gerdau Long Steel North America - Mill Locations Manitoba Whitby Cambridge St. Paul Sayreville Wilton Petersburg Calvert City Knoxville Charlotte Jackson Rancho Cucamonga Cartersville Midlothian Jacksonville Beaumont Tampa 30 Merchants Wire Rod/Rebar Structurals/SBQ

Gerdau Long Steel North America: Metallics Raw Materials Locations Manitoba Minot Jamestown Fargo Bismarck Cornwall Oshawa Toronto St. Paul Mississauga Buffalo London Perth Amboy Guelph Wilton Dexter Guelph Fair Rd Division Harrisonburg Waynesborough Petersburg Charlottesville Covington Roanoke Martinsville Lynchburg South Boston Sand Springs Jackson Midlothian Jacksonville Tampa 31

Gerdau Long Steel North America: Downstream Locations – Western N.A.


Auburn
Napa
Fairfield
Draper
Lindon
Denver
Kansas City
Santa Fe Springs
Henderson
San Bernardino
San Diego
Glendale
Sand Springs
Muskogee
Carrollton
Arlington
Dallas
Beaumont
Houston
Reinforcing Steel West
Construction Products, BB, Wire and Rail
Northern Fabrication Group
Southern Fabrication Group
MFT Light Beams

32

GERDAU

Gerdau Long Steel North America: Downstream Locations – Eastern N.A.


Duluth
Appleton
Madison
Eldridge
Belvidere
Sterling
Orrville
Decatur
Muncie
Urbana
Cincinnati
St. Louis
Louisville
Perth Amboy
Sayreville
York
Foxboro
Northern Virginia
Johnson City
Raleigh
Nashville
Knoxville
Charlotte
Paragould
Memphis
Lancaster
Trussville
Atlanta
Birmingham
Savannah
Albany
Jacksonville
New Orleans
Tampa
Fort Lauderdale
Grinding Ball
Construction Products, BB, Wire and Rail
Northern Fabrication Group
Southern Fabrication Group
Technical Resource Center

GERDAU

33

Gerdau Long Steel North America-All Locations 34 lmGERDAU

North America imports are increasing

Long Product Imports



800
700
600
500
400
300
200
100
730
SBQ
Structural Shapes Heavy
Light Shapes
Merchant Bars
Wire Rod
Rebar



US Flat and Long Product Import short tons/month
Source: SIMA
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013
2014
2015
Flat Imports
Long Imports

Flat imports significantly higher than longs, surges in rebar / rod.

35

Most project categories are recording gains Total Construction CPIP * Residential does not include improvements. Source: US Census Bureau. 36

Better metal spread increases profitability

North America Operation Average Metal Spread (Base 100)



100
84
101
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
Average Metal Spread (Base 100; 100 = Jan.12)

37

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Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter Chief Executive Officer Andre Pires de Oliveira Dias Chief Financial Officer Speakers: 38

Lower steel shipments impacted results in 1Q15 Evolution of EBITDA (R$ million) EBITDA (R$ million) and EBITDA Margin 11.3% 1,196 11.2% 1,170 11.4% 1,238 11.4% 1,224 10.4% 1,089 480 47 EBITDA Shipments Net Cost of Sales SG&A Others EBITDA 1Q15 1Q14 Sales/t* 4Q14¹ 1Q14 2Q14 EBITDA 3Q14 1Q15 EBITDA Margin * Includes net sales from iron ore shipments. ¹ EBITDA adjusted by gains in joint venture operations 39 1,196 (36)(11) 1,089 (587)

Challenging 2015 for Brazil business operation 2015 Outlook  GDP forecast: -1,1%  Apparent steel consumption: -7,8% Civil Construction Segment Number of New Starts (thousand units) Infrastructure projects (2015 – 2020 in R$ MM) 106.8 193.7 189.9 87.6 84.4 -10.0% 79.4 68.1 -37.2% 61.3 38.5 +5.1% 10.3 -50.5% 5.1 42.1 15.2 9.8 22.1 8.7 7.4 6.9 1Q09 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 Oil&Gas Energy Transport / Urban roads Industrial Sanitation Other Residential Commercial Ongoing projects Projects scheduled to start Source: Brazil Central Bank, Brazil Steel Institute – IABr and Criative. 40 62.1 48.939.637.2 24.4 21.99.6 2.1 % of Consolidated Net Sales - LTM 4.0%-Exports 28%-Domestic

Significant growth of the non-residential construction sector in the US 2015 Outlook (US) GDP forecast: +3.1% Apparent steel consumption: -0.4%  Non-residential Construction vs. Portland Cement Consumption Public Construction vs. Portland Cement Consumption +8.9% 36,657 2013 2014 2015* 2016* 2017* 2013 2014 2015* 2016* 2017* Public Construction (US$ billion) Nonresidential Construction (US$ billion) Portland Cement Consumption (000 tonnes) Portland Cement Consumption (000 tonnes) Source: IMF, worldsteel and PCA – Americas’ Cement Manufectures. *Forecast 41 39,426 225.3 40,925 38,002 34,399+2.4% 218.9 213.4 212.5 208.5 237.6 19,220 223.6 17,256 206.5 15,232 189.7 13,048 175.3 10,572 % of Consolidated Net Sales - LTM 33%

Steel consumption in Latin America should follow the economic growth in the region

2015 Outlook

- Apparent steel consumption: +2.2%
- GDP forecast: Mexico: +3.8%; Peru: +4.5%; Colombia: +4.3%; Chile: +3.9%

% of Consolidated Net Sales - LTM


13%

Mexico
- Access to US market
- New structural shapes plant

Colombia
- Coal resources and coke production

Peru
- Excellent logistics
- Strong growth

Chile
- Mature market
- Good distribution network



Apparent Steel Use
SRO Apr.2015
(million tonnes)


+2.2%
+3.9%
45.9
46.9
48.7
Others
Mexico
Venezuela
Peru
Colombia
Chile
Argentina
2014
2015 (f)
2016 (f)

Source: worldsteel and IMF.

42

GERDAU

Good outlook for the automotive sector in USA and India  Global coverage, with operations in Brazil, USA, Spain and India.  One of the largest special steel producer globally, being the main supplier to the automotive industry. 2015 Vehicle Production Growth Special steel market size (million tonnes) + 2.2% 9.1 • Light vehicles: 0% • Heavy vehicles: +2.1% Europe 9.3 8.7 -10.0% 6.0 • Light vehicles: +2.7% • Heavy vehicles: +7.1% 5.7 North America 5.4 +5.4% 3.9 3.7 3.3 • Light vehicles: +7.5% • Heavy vehicles: +5.5% -16.7% India 1.2 1.4 1.0 2013 Europe 2014 North America 2015f India • Light vehicles : -10% • Heavy vehicles: -30% Brazil Brazil Source: ANFAVEA, ACEA, IHS, LCA. 43 % of Consolidated Net Sales - LTM 20%

Debt impacted by exchange variation Debt and Leverage ratio R$ billion 20,916 17,484 3.2x 5,847 5,849 1-Net debt = gross debt (principal) - cash, cash equivalents and short-term investments ($ million) mar.14 jun.14 sep.14 dec.14 mar.15 Gross Debt Principal (R$ billion) Cash (R$ billion) Net Debt/EBITDA¹ Main covenants: • EBITDA¹ / Net financial Expense > 3 • Net debt / EBITDA¹ < 4x Debt with covenant agreement on March 31, 2015: US$ 1.6 billion (22% of total debt) (1) EBITDA LTM. 44 Gross debt (principal + interest) by currency Brazillian real U.S. dollar Euro Other currencies 03.31.2015 % of total 4,06217.4% 17,77676.4% 2821.2% 1,1625.0% Debt composition (R$ million) Short Term Long Term Gross Debt (principal + interest) Interest on debt Gross Debt (principal) Cash, cash equivalents and short-term investments Net Debt¹ 03.31.2015 12.31.2014 2,3662,038 23,28219,522 (400)(344) 22,88219,178 17,03513,329 19.2 18.1 16.416.4 2.5x2.4x2.7x 2.4x 5.8 3.54.04.7 22.9 5.8

Average maturity term Debt maturity schedule R$ billion 2015 2016 2017 2018 2019 2020 2021 and after (1) EBITDA LTM. 45 Investment grade Moody’s: Baa3 (stable); Standard & Poors: BBB-(stable); Fitch: BBB-(stable) Average debt term: 6.9 years Debt by origin Capital markets Commercial banks BNDES Export and credit agencies 03.31.2015 69.5% 17.5% 8.8% 4.2% Cost of Debt Local currency Foreign currency Companies abroad Average 03.31.2015 10.1% 6.0% + FX 5.9% 6.6% 9.1 5.4 4.0 0.80.9 1.5 1.2

FX effect on working capital increased the cash conversion cycle by approximately 10 days 11.7 mar.14 jun.14 sep.14 dec.14 mar.15 Working Capital (R$ billions) Cash Conversion Cicle (days) 46 10.09.910.210.1 101 85 84 85 85 Working Capital (R$ million) Trade accounts receivable (+) Inventories (+) Trade accounts payable (-) Working Capital 03.31.201412.31.201403.31.2015 4,4924,4395,272 8,6898,86710,190 3,1833,2363,745 9,99810,07011,717

Positive R$ billion free cash flow generation FY2013 866 (2,598) EBITDA 2013 Income Tax Net Financial Expenses Change in WK - cash effect CAPEX Dividends & IOCS Free Cash Flow FY2014 R$ billion 637 (860) (2,267) EBITDA 2014 Gains with JV operations Income Tax Net Financial Change in WK - CAPEX Dividends & Free Cash Flow IOCS Expenses cash effect 47 4,828 (452) (462) (455) 969 4,784 (407) (810) (427) 1,408

Agenda SECTOR CORPORATE OVERVIEW AND STRATEGY NORTH AMERICA BUSINESS OPERATION PERFORMANCE AND OUTLOOK CLOSING REMARKS Peter Campo President, Long Steel North America Operation Andre B. Gerdau Johannpeter Chief Executive Officer Andre Pires de Oliveira Dias Chief Financial Officer Speakers: 48

Searching for environment greater competitiveness in a challenging 49 •Experienced, qualified and tested management team •Diversified portfolio: •Wide product range •Geographic diversification •Flexible production base (mini-mill/integrated) •Focus on customer service (value creation) •Balance sheet discipline Strengths:

Closing remarks 50 •Gerdau’s strategy of geographic diversification, combined with management’s efforts at all operations, minimized the impacts on Gerdau’s performance of this challenging period in the global steel industry. •Cautious monitoring of all market developments in this scenario of global overcapacity and economic uncertainties in Brazil. •Strong level of imports in the markets where we operate. •Ongoing efforts to improve operational efficiency and optimize working capital. •New compositions of the Board of Directors of Gerdau S.A. and Metalúrgica Gerdau S.A, marking a new phase in the succession process of the Gerdau Johannpeter family. •Confidence in the management experience and in the flexibility of Gerdau’s operations.

Statement This presentation may contain forward-looking statements. These forward-looking statements rely upon estimates, information or methods that may be incorrect or inaccurate and may not actually occur. These estimates are also subject to risks, uncertainties and assumptions, including, among others: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are hereby informed that these estimates do not constitute a guarantee of future performance as they involve risks and uncertainties. The Company does not undertake, and specifically denies, any obligation to update any estimate, which only speak as of the date they are made. 51

Q & A

www.gerdau.com/ri inform@gerdau.com.br +55 51 3323 2703